UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

APRIL 22, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S – Reduction of the share capital

Bagsværd, Denmark, 22 April 2013 – At Novo Nordisk’s Annual General Meeting on 20 March 2013, it was decided to reduce the company’s B share capital from DKK 452,512,800 to DKK 442,512,800 by cancellation of part of the company’s portfolio of own B shares at a nominal value of DKK 10,000,000 divided into 10,000,000 B shares of DKK 1 each.

Today, Novo Nordisk has registered the implementation of the reduction of the share capital with the Danish Business Authority and cancelled nominally DKK 10,000,000 B shares. After the reduction of the share capital, the company’s share capital is nominally DKK 550,000,000, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 442,512,800.

The reduction in the share capital will not affect Novo Nordisk’s share repurchase programme which will continue as previously announced.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 35,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 28 / 2013

Translation of:

Articles of Association

of

Novo Nordisk A/S

1.	NAME

1.1	The Company’s name is Novo Nordisk A/S.

1.2	The Company also carries on business under the secondary names:

– Novo Industri A/S

– Novo Terapeutisk Laboratorium A/S

– Nordisk Gentofte A/S

– Nordisk Insulinlaboratorium A/S

2.	OBJECTS

2.1	The Company’s objects are to carry out research and development and to manufacture and commercialise pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by the Board of Directors. The Company strives to conduct its activities in a financially, environmentally, and socially responsible way.

3.	SHARE CAPITAL

3.1	The Company’s share capital amounts to DKK 550,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 442,512,800.

3.2	The share capital is divided into shares of DKK 0.01 or multiples thereof.

3.3	The share capital has been fully paid up.

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22 April 2013

4.	SHARES AND REGISTER OF OWNERS

4.1	The A shares shall be issued in the names of the holders and shall be entered in the holders’ names in the Company’s Register of Owners. Share certificates may be issued for the A shares. The B shares shall be issued through a central securities depository as well as to bearer, and they may be registered in the names of the holders in the Company’s Register of Owners upon request. Entry of a B share under the holder’s name in the Company’s Register of Owners shall be subject to the condition that the Company has been notified of such entry by the central securities depository. The Company shall not be liable for the correctness of notifications received from the central securities depository.

4.2	The A shares shall be non-negotiable instruments. The B shares shall be negotiable instruments.

4.3	In addition, the Articles of Association contain special rules as to the pre-emptive subscription rights of holders of A shares and B shares in connection with an increase of the share capital (Articles 5.1 and 5.2), as to the transferability of A shares (Articles 4.4-4.7), as to the voting rights carried by A shares and B shares (Articles 8.3 and 8.4), as to the dividend rights of A shares and B shares (Article 18) and as to the preferential rights of B shares to be covered in case of winding up (Article 19.2). In other respects, no shares shall carry special rights.

4.4	Where a shareholder wants to sell one or more A shares, such shares shall be offered to the Board of Directors on behalf of the other holders of A shares at a price not lower than the average of the buying price quoted for the B shares on NASDAQ OMX Copenhagen A/S during the last three months prior to the submission of such offer. The offer shall be accompanied by a certificate issued by a bank proving the stated average price. Where no price has been quoted for the B shares during the last three months prior to the submission of such offer, the A shares intended to be sold shall be offered at a price not lower than the value assessed for the B shares by a bank selected by the Board of Directors. Such assessment shall be the average of the prices estimated by such bank for each of the last three months prior to the submission of such offer. Within 30 days of receipt of such offer, the Board of Directors shall inform the shareholder whether other holders of A shares wish to acquire the shareholding in question. The purchase price shall be paid no later than two months after it has been fixed.

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22 April 2013

4.5	If the other holders of A shares do not exercise or do not fully exercise their preferential right to acquire the A shares offered, the shareholder intending to sell shall be entitled – within a period of three months – to sell any shares that have not been acquired by the other shareholders to any third party on the same terms and conditions as those contained in the offer submitted to the Board of Directors according to Article 4.4 above.

4.6	Articles 4.4 and 4.5 shall not apply to any transfer of shares by inheritance or to a shareholder’s transfer of shares during his lifetime to his spouse, issue, or to family foundations.

4.7	Articles 4.4 and 4.5 shall moreover apply to compulsory sales in connection with administration of estates and to proceedings or any other action taken by creditors.

4.8	No restrictions shall apply to the transferability of B shares.

4.9	No shareholder shall be obliged to have his or her shares redeemed in whole or in part.

4.10	Shares which have not been issued through a central securities depository and coupon sheets pertaining to such shares may be cancelled by the Board of Directors without any order of the court pursuant to the rules on cancellation contained in applicable law in force from time to time.

5.	INCREASE OF THE SHARE CAPITAL

5.1	In case the share capital is increased by issuance of A shares as well as B shares, the existing ratio between the two classes of shares must not be changed. In case of such an increase, holders of A shares shall have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.

5.2	Where the share capital is increased by either A shares or B shares, the holders of both classes of shares shall have proportionate preemptive subscription rights for the new A shares or the new B shares respectively.

5.3	Until 20 March 2016, the Board of Directors shall be authorised, without granting any pre-emptive rights to the shareholders, to increase the share capital in one or more stages by issuing B shares of up to a total nominal value of DKK 3,000,000 and to offer those shares to the employees of the Company or its subsidiaries at a price which is lower than the market price of the B shares.

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22 April 2013

5.4	(a) Until 20 March 2016, the Board of Directors shall be authorised to increase the share capital in one or more stages with pre-emptive rights for the existing shareholders by up to a total nominal amount of DKK 75,000,000. The capital increase may take place by payment in cash.

The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.

If the capital increase takes place at market price, the capital increase may take place by issuance of A shares as well as B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre-emptive subscription rights for the new B shares.

(b) Until 20 March 2016, the Board of Directors is authorised to increase the share capital in one or more stages without pre-emptive rights for the existing shareholders by up to a total nominal amount of DKK 75,000,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash.

The capital increase may take place by issuance of A shares only, by issuance of B shares only or by issuance of A shares as well as B shares. In case the share capital is increased by issuance of A shares as well as B shares, the existing ratio between the two classes of shares must not be changed.

(c) The authority given to the Board of Directors under Article 5.4(a)-(b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 75,000,000.

5.5	The following shall apply to any increase of the share capital pursuant to Articles 5.3-5.4: (i) A shares shall be registered in the names of the holders, whereas B shares shall be issued to bearer, although they may be registered in the names of the holders in the Company’s Register of Owners, (ii) A shares shall be non-negotiable instruments whereas B shares shall be negotiable instruments and (iii) the provisions of the Articles of Association relating to A shares and/or B shares, respectively, hereunder regarding the preferential rights in Articles 4.4-4.7 and the pre-emptive subscription rights in 5.1-5.2, shall be applicable to the new shares.

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22 April 2013

6.	LOCATION, TIME AND CONVENING OF GENERAL MEETINGS

6.1	The General Meeting shall, subject to Danish law and the limitations set out in these Articles of Association, exercise the ultimate authority over the Company.

6.2	General Meetings shall be held at a venue in the Capital Region of Denmark.

6.3	The Annual General Meeting shall be held before the end of April in every year.

6.4	Extraordinary General Meetings shall be held as resolved by the General Meeting or the Board of Directors, or upon the request of the auditor(s) or shareholders representing in total at least 1/20 of the share capital. Such request shall be submitted in writing to the Board of Directors and be accompanied by specific proposals for the business to be transacted. The Extraordinary General Meeting shall then be called not later than two weeks after such request has been made.

6.5	A General Meeting shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting by publishing the notice at the Company’s website: novonordisk.com. The notice shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested and be advertised in the IT system of the Danish Business Authority.

6.6	For a period of three weeks prior to the General Meeting up until and including the day of the General Meeting, a copy of the notice convening the Meeting with agenda, the complete proposals, the documents to be presented at the General Meeting, information about voting and capital structure at the time of convening the Meeting as well as forms for issue of proxy and voting by correspondence shall be available at the Company’s website: novonordisk.com.

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22 April 2013

7.	AGENDA, CHAIRMAN AND MINUTES OF GENERAL MEETINGS

7.1	Any shareholder shall be entitled to have a specific subject considered by the Company in Annual General Meeting. The Company shall receive proposals to this effect not later than six weeks prior to the General Meeting. If the Company receives the proposal later than six weeks prior to the General Meeting, the Board of Directors may decide, however, that the proposal has been submitted in time for the subject to be included on the agenda anyway.

7.2	The agenda of the Annual General Meeting shall include the following:

1.	The Board of Directors’ oral report on the Company’s activities in the past financial year.

2.	Presentation and adoption of the audited Annual Report.

3.	Approval of the remuneration of the Board of Directors.

4.	A resolution to distribute the profit or cover the loss according to the adopted Annual Report.

5.	Election of members to the Board of Directors, including chairman and vice chairman.

6.	Appointment of auditor(s).

7.	Any proposals from the Board of Directors and/or shareholders.

8.	Any other business.

7.3	General Meetings shall be presided over by a chairman, appointed by the Board of Directors. The chairman shall decide on all matters relating to the business transacted, the casting of votes and the results of voting.

7.4	The business transacted at the General Meeting shall be recorded in a minute book to be signed by the chairman.

7.5	The Board of Directors may decide that a General Meeting shall be held in English. All documents prepared for the purpose of the General Meeting in connection with or after the General Meeting shall be in both Danish and English. The Board of Directors shall ensure that simultaneous interpretation to and from Danish shall be available for all attendees.

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8.	RIGHT OF ATTENDANCE AND VOTING RIGHTS AT GENERAL MEETINGS

8.1	A shareholder’s right to attend and vote at a General Meeting shall be determined by the shares which such shareholder owns at the record date. The record date shall be one week prior to the General Meeting. The shares held by each shareholder at the record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners.

8.2	Any shareholder who is entitled to attend the General Meeting, cf. Article 8.1, and who wants to attend the General Meeting shall apply for an admission card to such General Meeting not later than three days prior to the holding of the Meeting. Unless the shareholder states an address to which the admission card is to be sent, the admission card shall be collected at the Company’s offices not later than the day before the General Meeting.

8.3	Each class A share capital amount of DKK 0.01 shall carry 10 votes.

8.4	Each class B share capital amount of DKK 0.01 shall carry 1 vote.

8.5	The voting right may be exercised by a proxy-holder, provided, however, that such holder substantiates his/her right to attend the General Meeting by presenting an admission card and a duly dated written instrument of proxy. Shareholders who are entitled to attend a General Meeting, cf. Article 8.1, may also vote by correspondence. Such votes shall be in writing and must be received by the Company not later than the day prior to the General Meeting.

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22 April 2013

9.	RESOLUTIONS AT GENERAL MEETINGS, MAJORITY OF VOTES AND QUORUM

9.1	Resolutions by the General Meeting must be passed by a simple majority of votes, unless stricter requirements are provided in the Danish Companies Act or these Articles of Association.

9.2	Any resolution to amend the Articles of Association, that under Danish law must be adopted by the General Meeting, must be passed by at least 2/3 of the votes cast and of the share capital represented at the General Meeting unless other requirements as to the adoption are stipulated under the Danish Companies Act.

9.3	Any resolution to amend the Articles of Association, that under Danish law must be passed by the General Meeting by at least 2/3 of the votes cast and of the share capital represented at the General Meeting or by a higher majority of votes, can only be passed at one General Meeting, subject to at least 2/3 of the total number of votes in the Company beeing represented at the General Meeting (‘the quorum requirement’).

9.4	If the quorum requirement is not fulfilled, the Board of Directors shall within two weeks convene another General Meeting at which the resolution may be passed in accordance with Article 9.2 irrespective of the quorum requirement.

9.5	Any proxy to attend and vote at the first General Meeting shall, notwithstanding Article 8.5 and unless expressly revoked, be considered valid also in respect of the second General Meeting, provided that the requirements concerning exercise of voting right, cf. Articles 8.1 and 8.2, are fulfilled at the second General Meeting.

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10.	BOARD OF DIRECTORS

10.1	The Board of Directors shall be in charge of managing the Company.

10.2	The Board of Directors shall consist of 4 to 10 members, including a chairman and a vice chairman, to be elected by the General Meeting. The General Meeting shall elect directly the chairman and vice chairman. Each member shall hold office for one year at a time. Retiring members may be re-elected. A person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.

10.3	The Board of Directors shall moreover include a number of members elected by the employees of the Company and its subsidiaries in accordance with applicable law thereon in force from time to time.

10.4	The vice chairman shall act as substitute for the chairman. In the event of permanent absence of the chairman and/or vice chairman, the Board of Directors shall be entitled to elect a new chairman or vice chairman who shall remain in office until the next Annual General Meeting.

10.5	Board meetings shall be convened and presided over by the chairman. Board meetings shall be convened if so requested by a member of the Board of Directors or by a member of the Management or an auditor registered with the Danish Business Authority.

10.6	The Board of Directors shall constitute a quorum when more than half of its members are present.

10.7	For the Board of Directors to pass a resolution, the vote of a simple majority of the members present is required. In case of a parity of votes, the chairman shall hold the casting vote.

10.8	The Board of Directors shall lay down its own rules of procedure for the performance of its duties and exercise of its powers.

10.9	The business transacted at the Meetings of the Board of Directors shall be recorded in a minute book to be signed by all members of the Board of Directors.

10.10	The members of the Board of Directors shall receive an annual fee which is subject to approval by the General Meeting.

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11.	MANAGEMENT

11.1	The Board of Directors shall appoint a managing director (president and CEO) to be in charge of the day-to-day management of the Company. The Board of Directors may also appoint up to eight additional managers (executive vice presidents). All managers shall be registered with the Danish Business Authority.

12.	LANGUAGE

12.1	The Company’s corporate language is English.

13.	POWERS TO BIND THE COMPANY

13.1	The Company shall be legally bound (i) by the joint signatures of two members of Executive Management or (ii) by the joint signatures of one member of Executive Management or one member of the Board of Directors and the chairman or vice chairman of the Board of Directors or (iii) by the joint signatures of all members of the Board of Directors.

14.	REMUNERATION PRINCIPLES

14.1	The Company has laid down principles for remuneration of board members and executives which include the general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act. The principles, which have been adopted by the Company’s General Meeting, are available at the Company’s website: novonordisk.com.

15.	ELECTRONIC COMMUNICATION

15.1	The Board of Directors is authorised to resolve that communication from the Company to the shareholders may take place electronically in accordance with the following provisions:

1. All communication from the Company to the shareholders, including notices to convene a General Meeting under Article 6.5 and distribution of annual reports, may take place electronically by email.

2. Announcements of a general nature will be made available at the Company’s website: novonordisk.com, and in such other manners prescribed in accordance with law.

3. The Company may at any time decide to communicate by ordinary mail.

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4. It is a shareholder responsibility to ensure that the Company, if so, is in possession of the correct email address.

5. Information on the requirements of the systems and procedures applied for electronic communication will be made available at the Company’s website: novonordisk.com.

15.2	Upon decision by the Board of Directors pursuant to Article 15.1 to introduce electronic communication, the Company will publish an announcement on the Company’s website, novonordisk.com and via the IT system of the Danish Business Authority. The announcement will also be sent by ordinary mail to shareholders who have requested to receive notices of General Meetings by ordinary mail.

15.3	The Board of Directors is authorised to amend Article 15.1 and to repeal Articles 15.2 and 15.3 in order to reflect a resolution by the Board of Directors to introduce electronic communication pursuant to this Article 15.

16.	AUDITING

16.1	The audit shall be carried out by one state-authorised public accountant, unless more auditors are required under the law.

16.2	The auditor shall be appointed by the Annual General Meeting. The appointment shall be for a term of one year. The retiring auditor may be reappointed. An auditing company may be appointed auditor.

17.	FINANCIAL YEAR AND ANNUAL REPORT

17.1	The financial year of the Company shall be the calendar year.

17.2	The Annual Report shall be presented in conformity with the rules in force from time to time.

18.	DISTRIBUTION OF DIVIDEND

18.1	Any profit according to the adopted Annual Report shall first of all be transferred to the necessary reserves. Dividend shall be distributed with a priority dividend of 1/2% to the holders of A shares and then, in priority, up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares.

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18.2	Dividends on A shares shall be remitted to the shareholders at the addresses entered in the Company’s Register of Owners as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for the Company through a central securities depository and an account-holding bank to shareholders registered by the central securities depository at the time of payment.

19.	DISSOLUTION

19.1	Unless otherwise provided by Danish law, any resolution for the dissolution of the Company must be passed by the General Meeting in accordance with the provisions on the amendment of the Articles of Association (Articles 9.2-9.4). Where a resolution to dissolve the Company is passed, such dissolution shall be effected by voluntary winding up proceedings.

19.2	When distributing the proceeds of the winding up proceedings, the B share capital shall be covered in priority at its nominal value, following which the A share capital shall be covered in the same manner. The holders of A and B shares shall subsequently rank equally in proportion to their nominal holdings in respect of further distributions

These Articles of Association were adopted on 22 April 2013 in accordance with resolution made on the Annual General Meeting on 20 March 2013.

This is a translation of the original Danish Articles of Association. In the event of any discrepancies the wording of the Danish language version shall prevail.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: APRIL 22, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer